UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ENDURANCE SPECIALTY HOLDINGS LTD.

(Name of Issuer)

ORDINARY SHARES, $1.00 PAR VALUE

(Title of Class of Securities)

016404934

(CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Corporation 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 379,851

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 379,851

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 379,851 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Virginia Surety Company, Inc. (formerly known as Combined Specialty Insurance Company) 36-3186541

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,892,689

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 11,892,689

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,892,689 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.61%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Combined Insurance Company of America 36-2136262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,552,506

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,552,506

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,552,506 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.99%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Life Insurance Company 47-0482911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 204,125

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 204,125

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,125 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) London General Insurance Company Limited 1FSF791301

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 156,495

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 156,495

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,495 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Life Insurance Company 13-1867829

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 136,085

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 136,085

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,085 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Combined Life Assurance Company of Europe Limited 1FSF938302

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 102,065

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 102,065

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,065 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) IC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Pension Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 607,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 607,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,500 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Less than 1.0%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Endurance Specialty Holdings Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Wellesley House 90 Pitts Bay Road Hamilton HM 08 Bermuda

Item 2.
(a)

Name of Persons Filing.
Aon Corporation (“Aon”) is filing this Schedule 13G on behalf of itself and certain of its subsidiaries and affiliates, including Virginia Surety Company, Inc. (formerly known as Combined Specialty Insurance Company) (“VSC”), Combined Insurance Company of America (“CICA”), Resource Life Insurance Company (“Resource Life”), London General Insurance Company Limited (“London General”), Sterling Life Insurance Company (“Sterling Life”), Combined Life Assurance Company of Europe Limited (“CLACE”) and the Aon Pension Plan (the “Pension Plan”).

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint disclosure statement.
(b)

Address of Principal Business Office or, if none, Residence
Aon’s  principal business address is 200 East Randolph Street, Chicago, Illinois   60601.  The principal business address of each of VSC, CICA, Resource Life and Sterling Life is 1000 N. Milwaukee Avenue, Glenview, Illinois 60025.  The principal business address of London General is 8 Devonshire Square, London EC2M 4PL United Kingdom.  The principal business address of CLACE is Merrion House, Merrion Road, Dublin 4, Ireland.  The principal business address of the Aon Pension Plan is c/o Investment Committee, 200 East Randolph Street, Chicago, Illinois 60601.

(c)

Citizenship
Aon is a corporation organized under the laws of the State of Delaware.  VSC, CICA and Resource Life are insurance companies organized under the laws of the State of Illinois.  London General is an insurance company organized under the laws of the United Kingdom.  Sterling Life is an insurance company organized under the laws of the State of Arizona.  CLACE is an insurance company organized under the laws of Ireland.  The Pension Plan is a trust formed under the Employee Retirement Income Security Act of 1974, as amended, for the funding of pension benefits.

	(d)	Title of Class of Securities Ordinary Shares, $1.00 par value (“Ordinary Shares”)
	(e)	CUSIP Number 016404934

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Items 5 through 9 and Item 11 on pages 2 through 9.
(a)

Amount beneficially owned:
Aon, VSC, CICA, Resource Life, London General, Sterling Life, CLACE and the Pension Plan (collectively, the “Aon Entities”) collectively beneficially own 16,031,316 ordinary shares of Endurance Specialty Holdings Ltd. (“Endurance”) as of December 31, 2003.

As of December 31, 2003: (i) Aon was the record holder of 379,851 ordinary shares of Endurance; (ii) VSC was the record holder of 8,735,294 ordinary shares and warrants to purchase 3,157,395 ordinary shares of Endurance; (iii) CICA was the record holder of 1,769,471 ordinary shares and warrants to purchase 783,035 ordinary shares of Endurance; (iv) Resource Life was the record holder of 150,000 ordinary shares and warrants to purchase 54,125 ordinary shares of Endurance; (v) London General was the record holder of 115,000 ordinary shares and warrants to purchase 41,495 ordinary shares of Endurance; (vi) Sterling Life was the record holder of 100,000 ordinary shares and warrants to purchase 36,085 ordinary shares of Endurance; (vii) CLACE was the record holder of 75,000 ordinary shares and warrants to purchase 27,065 ordinary shares of Endurance; and (viii) the Pension Plan was the record holder of 607,500 ordinary shares of Endurance.  All of the warrants held by the Aon Entities to purchase ordinary shares of Endurance are immediately exercisable.

(b)

Percent of class:
The aggregate amount of ordinary shares of Endurance beneficially owned by the Aon Entities is 25.08%.
(According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which was filed on November 14, 2003, there were 63,912,000 ordinary shares outstanding on November 13, 2003.  The reported percentage was derived using this number of ordinary shares outstanding.)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

Aon:	379,851
VSC:	11,892,689
CICA:	2,552,506
Resource Life:	204,125
London General:	156,495
Sterling Life:	136,085
CLACE:	102,065
Pension Plan:	607,500

	(ii)	Shared power to vote or to direct the vote – 0 – for each of the Aon Entities.
	(iii)	Sole power to dispose or to direct the disposition of
		Aon:	379,851
		VSC:	11,892,689
		CICA:	2,552,506
		Resource Life:	204,125
		London General:	156,495
		Sterling Life:	136,085
		CLACE:	102,065
		Pension Plan:	607,500
	(iv)	Shared power to dispose or to direct the disposition of – 0 – for each of the Aon Entities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
	Not applicable.

Item 8.	Identification and Classification of Members of the Group
	Not applicable.

Item 9.	Notice of Dissolution of Group
	Not applicable.

Item 10.	Certification
	Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date:		February 17, 2004

By:	/s/ Richard E. Barry
	Name:	Richard E. Barry
	Title:	Vice President

VIRGINIA SURETY COMPANY, INC.
Date:		February 17, 2004

By:	/s/ Richard E. Barry
	Name:	Richard E. Barry
	Title:	Vice President

COMBINED INSURANCE COMPANY OF AMERICA
Date:	February 17, 2004

By:	/s/ Richard E. Barry
	Name:	Richard E. Barry
	Title:	Vice President

RESOURCE LIFE INSURANCE COMPANY
Date:	February 17, 2004

By:	/s/ Richard E. Barry
	Name:	Richard E. Barry
	Title:	Vice President

LONDON GENERAL INSURANCE COMPANY LIMITED
Date:	February 17, 2004

By:	/s/ David L. Cole
	Name:	David L. Cole
	Title:	Chairman

STERLING LIFE INSURANCE COMPANY
Date:	February 17, 2004

By:	/s/ Richard E. Barry
Name:	Richard E. Barry
Title:	Vice President

COMBINED LIFE ASSURANCE COMPANY OF EUROPE LIMITED
Date:	February 17, 2004

By:	/s/ Patrick G. Ryan
Name:	Patrick G. Ryan
Title:	Chairman and Managing Director

AON PENSION PLAN
Date:	February 17, 2004

By:	/s/ John Reschke
Name:	John Reschke
Title:	Vice President on behalf of Investment Committee

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of February 17, 2004, among each of the Filing Persons.